Response Biomedical Reports 2006 First Quarter Results

Vancouver, British Columbia, May 29, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today financial results for the first quarter ended March 31, 2006. The Company’s first quarter financial report is available at www.sedar.com, www.edgar.com, and Response Biomedical’s website. Unless otherwise specified, all amounts are expressed in Canadian dollars.

First quarter operating highlights:

•	Completed a $12 million financing, comprised of a $10 million brokered private placement, and a $2 million non-brokered private placement which was previously announced on December 14, 2005;
•	Announced the appointment of five new Directors;
•	Recorded total revenues of $738,185, including $672,596 from product sales for the quarter ended March 31, 2006;
•	Advanced several lead new product development programs toward commercialization including:
	o	completed development of a BNP Test funded by Shionogi & Co. for congestive heart failure in Japan, and subsequent to the quarter, entered into a supply agreement with Shionogi;
	o	initiated multi center testing of RAMP Flu A and Flu B Tests following independent evaluations demonstrating greater sensitivity than commercially available point-of-care diagnostic products;
	o	achieved development milestones of a rapid Staph A infectious disease test funded by 3M Medical Division, which is preparing to commence clinical trials; and
	o	achieved final development milestones in technology integration program with General Dynamics Canada.

“After closing the largest financing in the history of the Company, I am pleased to welcome the new Board members who are uniquely capable of helping Response Biomedical leverage RAMP’s market-leading performance towards commercial collaborations with top-tier marketing partners,” said Mr. Bill Radvak, President and CEO. “The Board has reaffirmed the strategy to focus on the cardiovascular business as a near term driver of revenues by continuing to build distribution of our current cardiac tests while aggressively pursuing the commercialization of the complementary congestive heart failure tests. The Company is also dedicating significant development resources to its clinical infectious disease pipeline, Flu A/B and Staph A, which will further leverage the Company's RAMP platform.

“The recently completed agreement with Shionogi & Co. for the supply of RAMP BNP Tests for Japan is expected to be pivotal for the Company,” Radvak continued. “Having over 1,000 direct salespeople, and over 1,000 additional salespeople through distribution arrangements, Shionogi is poised to aggressively pursue this important opportunity. Additionally, Response Biomedical is making significant progress in the commercialization of NT-proBNP for the rest of the world.

“Outside of Japan, we continue to build direct distribution relationships for our cardiac products focused on regional partnerships in the United States,” added Radvak. “Thus, we look to the cardiac testing market to be very important to the Company’s revenue growth and may see results as early as the second or third quarter of this year. With an improved balance sheet and an accomplished team on the Board, I am confident Response is well positioned for sustained near and long-term revenue growth.”

Financial Overview:
For the three-month period ended March 31, 2006, sales of the clinical cardiac and environmental West Nile virus tests increased 198% and 83% respectively, while sales of the biodefense products decreased by 52% as compared to the corresponding period in 2005. The Company believes the biodefense business segment will be a steady contributor to revenues over the course of the entire year, but will fluctuate from quarter to quarter due to irregular government purchasing patterns. Total revenues during the first quarter were $738,185, down 9% from $796,817 during the corresponding period last year. Revenues from product sales were $672,596 compared to $789,523 for the same period in 2005, a decrease of 15%. For the three-month period ended March 31, 2006, the Company reported a loss of $2,152,409 or $0.03 per share compared to a loss of $1,577,008 or $0.02 per share in 2005. The increase in loss is primarily due to increased research and development expenditures for new research and development projects, license fees for rights to develop a RAMP NT-proBNP Test and an increase in facility costs. At March 31, 2006, the Company had a working capital balance of $6,717,099.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com